Givaudan




05007224

U.S. Securities and Exchange Commission
Division of Corporate Finance
International Corporate Finance
450 Fifth Street, N.W.
Washington, DC 20549
United States

Vernier, 11 April 2005
RG/rmj6143
Re: Givaudan SA rule 12g3-2(b) exemption – File No. 12G3-2B-82-5087

Madam, Sir,

In accordance with rule 12g3-2(b), please find attached the following document issued by Givaudan SA:

TYPE OF INFORMATION OR REPORT	MADE PUBLIC, FILED OR DISTRIBUTED	CORRESPONDING ITEM ON ANNEX A
Media Release : First quarter 2005 Sales	8 April 2005	I

We are of course at your disposal should you need any further information.

Yours sincerely,

Givaudan SA

P. de Rougemont R. Garavagno

4/15

Enclosure mentioned

Givaudan SA
Legal Affairs
5, chemin de la Parfumerie CH-1214 Vernier-Geneva T. +4122 780 96 46 F. +4122 780 91 96
roberto.garavagno@givaudan.com www.givaudan.com

Givaudan

File N° 12G3-2B-82-5087

Media Release

First quarter 2005 sales: Head wind from strong comparables

Geneva, Switzerland – 8 April 2005 – In the first quarter 2005, Givaudan recorded sales of CHF 668.7 million resulting in a decline of 1.6% in local currencies and 4.7% in Swiss francs, compared to the same period in 2004, mainly due to strong comparables with last year's first quarter, lower prices for some natural raw materials and the streamlining of non-core ingredients.

Despite a challenging first quarter, Givaudan remains confident to sustain its leading market position and to deliver another good result in 2005.

Sales January – March 2005

in millions CHF	2005	2004	Change in % in CHF	Change in % in local *currencies*
Fragrance Division	273.1	278.4	(1.9)	0.8
Flavour Division	395.6	423.2	(6.5)	(3.2)
Total	**668.7**	**701.6**	**(4.7)**	**(1.6)**

Fragrance Division

The Fragrance division recorded first quarter sales of CHF 273.1 million which represents a growth of 0.8% in local currencies and a decline of 1.9% in CHF.

Sales of the **Fine Fragrance** business unit were lower than in the previous year's period due to strong comparables, particularly in the specialty retail segment and several postponed launches. The European fine fragrance markets came in below prior year's levels, reflecting the destocking of the distribution channels and slow consumer demand. The North American fine fragrance market showed modest growth in the final quarter of 2004. However in the first quarter of 2005, sales were sluggish compared to prior year's first quarter.

Consumer Products maintained a good sales growth momentum in all regions, especially North America. Growth in North America stemmed from regional as well as international customers. Sales in Asia Pacific picked up, particularly in China, Thailand, Philippines and Korea. Mexico and Argentina were the main growth drivers in Latin America. Europe and Africa/Middle East (EAME) showed good growth, particularly thanks to new wins with key customers. The fabric care and personal wash segment remained the biggest category. The strongest segment performance came from hair and skin care.

In **Fragrance Ingredients**, sales of specialties continued their strong growth from 2004 increasing at a double digit rate. The new molecules Javanol and Pharaone continued to be well received by the industry. In line with Givaudan's ingredient strategy, additional introductions in the coming months should support the strong momentum in specialty sales, whilst sales of commodity ingredients will further decline.

Flavour Division

The Flavour division recorded first quarter sales of CHF 395.6 million which represents a decline of 3.2% in local currencies and 6.5% in CHF, reflecting the strong comparables from 2004. In addition, sales were affected by lower prices for naturals such as citrus and vanilla, as well as the streamlining of non-core ingredients related to the former FIS portfolio. The strong sales performance in the emerging

markets, particularly in Asia and Eastern Europe, reflects Givaudan's commitment and investments in these fast growing regions.

Asia-Pacific sales were up strongly versus prior year, especially in China and South Asia. All segments showed positive growth as a result of new wins.
Sales growth in **Latin America** slowed against a strong prior year comparable. The region's growth was driven by a good performance in the Confectionery and Dairy segments and strong sales in Brazil and Argentina.
Sales in **North America** declined. Major reasons were strong prior year comparables due to the building up of customer's inventories in 2004 and the effect of lower prices of some natural ingredients (vanilla/citrus) which mainly impacted the Beverage and Dairy segments. The Confectionery segment continued to post good growth. Sales in Savoury were affected by portfolio streamlining.
Sales in Western **Europe** declined versus last year, partially offset by a strong performance in Central and Eastern Europe thanks to our investments in these markets. The Confectionery and Dairy segments posted growth while Savoury declined slightly.

For further information please contact:
Peter Wullschleger, Givaudan Media Relations
5, chemin de la Parfumerie, CH-1214 Vernier
T +41 22 780 90 93, F +41 22 780 90 90
E-mail: peter_b.wullschleger@givaudan.com

Close window ▲Top